UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an 11.64% shareholder of Oriental Culture Holding LTD (the “Company”), were detained by Nan County Public Safety Bureau of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People's Procuratorate approved the arrest of Mr. Gao and Mr. Kong with charge of illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company controlled by Mr. Gao and Mr. Kong (“Nanjing Jinwang”). On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by Nan County Public Safety Bureau, including a trust account into which the customers of the Company deposit their security deposits in order to trade on the Company’s two online trading platforms which the Company has entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, Nan County Public Safety Bureau froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China (the “VIE”) because they, each had business relationship with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE has received any notification for enforcement charges from Nan County Public Safety Bureau, other than the frozen bank accounts relating to Nanjing Jinwang investigation as described above. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of VIE.

Due to the investigation of Nanjing Jinwang and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing its security deposits through online banking and have concerns regarding their deposited funds. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so that they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all.

The investigation of Mr. Gao, Mr. Kong and Nanjing Jinwang is ongoing. The Company has and will continue to communicate with Nan County Public Safety Bureau and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. The Company will monitor the development of the investigation and will provide additional information concerning its impact on the Company’s business in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: October 14, 2022	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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